                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             ALBERTO-CULVER COMPANY
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                                (Name of Issuer)

                 CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    013068200
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                                 (CUSIP Number)

        Marshall E. Eisenberg, Esq.                   Leonard H. Lavin
        Neal, Gerber & Eisenberg                   2525 Armitage Avenue
   Two North LaSalle Street, Suite 2200         Melrose Park, Illinois 60160
         Chicago, Illinois 60602                       (708) 450-3100
            (312) 269-8000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 2002
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), (S)240.13d-1(f) or
(S)240.13d-1(g), check the following box [_].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

                                Page 1 of 3 Pages

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CUSIP NO. 013068200                   13D                      Page 2 of 3 Pages
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         Except as specifically amended hereby, all other provisions of Leonard
H. Lavin's Schedule 13D filed on February 16, 2001, remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D. Each Class B share is immediately convertible at the option of the holder into one Class A share.

Item 4.  Purpose of the Transaction.

         On May 30, 2002, Alberto-Culver Company (the "Company") filed a registration statement with the Securities and Exchange Commission relating to a secondary public offering of up to 6,000,000 Class B shares owned by certain stockholders of the Company (plus an additional 900,000 Class B shares subject to the underwriters' over-allotment option). Class B shares to be sold in the offering include Class B shares deemed to be beneficially owned by Mr. Lavin and members of his family who propose to sell, in the aggregate, up to 4,254,000 Class B shares (excluding shares subject to the over-allotment option). Of these shares offered to be sold, Mr. Lavin may be deemed to beneficially own 640,000 Class B shares. Mr. Lavin is not deemed to beneficially own any of the Class B shares subject to the underwriters' over-allotment option.

         Mr. Lavin has no present intention to purchase or sell any additional Class A or Class B shares; however, depending on market conditions and other relevant factors (including constraints imposed by Section 16(b) of the Securities Exchange Act of 1934, as amended, as a result of the proposed sales described above), from time to time, he may purchase or sell additional Class A or Class B shares on the open market or pursuant to one or more privately negotiated transactions, on such terms and at such times as he considers desirable. Mr. Lavin may determine to continue to hold the Class A or Class B shares beneficially owned by him, or may determine, from time to time, to dispose of a portion of such shares.

         Except as set forth in this Item 4, Mr. Lavin does not have any plans or proposals that relate to or would result in any of the matters identified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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CUSIP NO. 013068200                   13D                      Page 3 of 3 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2002



                           Signature:  /s/  Leonard H. Lavin
                                       -----------------------------------------
                           Name/Title: Leonard H. Lavin, individually; as
                                       co-trustee of the Bernice E. Lavin Trust,
                                       u/a/d 12/18/87; and as co-trustee of the
                                       Leonard H. Lavin Trust u/a/d 12/18/87.